Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

ESSA Pharma Inc. (“ESSA” or the “Company”)
Suite 720, 999 West Broadway
Vancouver, British Columbia, Canada V5Z 1K5

Item 2:	Date of Material Change

October 22, 2018

Item 3:	News Release

A news release announcing the material change referred to in this report was issued on October 22, 2018 through Canada NewsWire and a copy has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

On October 22, 2018 ESSA announced the appointment of Otello Stampacchia, Ph.D., Founder and Managing Director of Omega Fund Management, LLC (“Omega”), a Boston-based biotech and medical device investment firm, to the Company’s Board of Directors. Mr. Stampacchia was appointed pursuant to the terms of a nomination rights agreement (the “Nomination Rights Agreement”) between the Company and Omega.

Item 5:	Full Description of Material Change
5.1 Full Description of Material Change
On October 22, 2018 ESSA announced the appointment of Otello Stampacchia, Ph.D., Founder and Managing Director of Omega to the Company’s Board of Directors. Mr. Stampacchia was appointed pursuant to the terms of the Nomination Rights Agreement.

Dr. Stampacchia founded Omega in 2004 and leads the firm’s investor relations and strategic initiatives. He is a member of Omega’s investment committee and is also heavily involved in a number of the firm’s therapeutic areas of interest, particularly in oncology, rare diseases and inflammatory disorders. Previously, Dr. Stampacchia led life sciences direct investments and diligence for healthcare venture fund investments at AlpInvest Partners, one of the largest private equity asset managers worldwide. Previously, he was the portfolio manager of the Lombard Odier Immunology Fund, a listed investment vehicle in Geneva, Switzerland, investing in public and private healthcare companies worldwide. Prior to this, Dr. Stampacchia was a member of the healthcare corporate finance and M&A team at Goldman Sachs (London and New York offices). Previously, he helped co-found the healthcare investment activities at Index Securities (now Index Ventures). Dr. Stampacchia has a Ph.D. in Molecular Biology from the University of Geneva. He also holds a European Doctorate in Biotechnology from the EU, and obtained an MSc in Genetics from the University of Pavia. Dr. Stampacchia currently serves as a Director for Gossamer Bio, Kronos Bio, Median Technologies, and Replimune.

In connection with the appointment, the Company has approved the granting of 12,000 incentive stock options (the “Options”) to Mr. Stampacchia. The Options are exercisable at a price of US $3.58 vest in forty-eight (48) equal installments beginning from the date of grant and have a 10 year term.

5.2 Disclosure of Restructuring Transactions
Not applicable.
Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact David Wood, Chief Financial Officer of the Company at 778-331-0962.

Item 9:	Date of Report

November 5, 2018

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